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                              August 9, 2021

       Subramaniam Viswanathan
       Chief Financial Officer
       CHIMERA INVESTMENT CORPORATION
       520 Madison Avenue, 32nd Floor
       New York, NY 10022

                                                        Re: CHIMERA INVESTMENT
CORPORATION
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed February 18,
2021
                                                            File No. 001-33796

       Dear Mr. Viswanathan:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Results of Operations for the Years Ended December 31, 2020, 2019 and
2018.
       Core Earnings, page 56

   1. We note your disclosure of core earnings and core earnings per adjusted diluted common share. This non-GAAP
measure includes adjustments for various realized and unrealized gains (losses) and loan
loss provision. In light of these adjustments, please tell us how you determined it was
appropriate to title these measures as core earnings. Further, our understanding is that
this measure is commonly used by mortgage REITs as an indicator of dividend paying
ability. Please tell us if this measure is used by the registrant's management as an
indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose
that purpose.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Subramaniam Viswanathan
CHIMERA INVESTMENT CORPORATION
August 9, 2021
Page 2

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have any questions.



FirstName LastNameSubramaniam Viswanathan Sincerely,
Comapany NameCHIMERA INVESTMENT CORPORATION
                                          Division of Corporation Finance
August 9, 2021 Page 2                     Office of Real Estate & Construction
FirstName LastName